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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

SHUFFLE MASTER, INC.
(Name of Subject Company (Issuer))

SHUFFLE MASTER, INC. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

1.25% Contingent Convertible Notes Due 2024
(Title of Class of Securities)

825549AA6
825549AB4
(CUSIP Numbers of Class of Securities)

Jerome R. Smith, Esq.
Senior Vice President and General Counsel
1106 Palms Airport Drive
Las Vegas, Nevada 89119-3730
(702) 897-7150
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Kirk A. Davenport, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Phone: (212) 906-1200
Fax: (212) 751-4864

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$146,546,875	$5,760

*
Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 1.25% Contingent Convertible Senior Notes Due 2024 (the "Notes") assuming that $150,000,000 aggregate principal amount of outstanding Notes are purchased at a price of $972.50 per $1,000 principal amount plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment.

**
The amount of the filing fee equals $39.30 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,712	Filing Party:	Shuffle Master, Inc.
Form or Registration No.:	SC TO-I	Date Filed:	July 14, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transaction to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the "Schedule TO-I") originally filed with the United States Securities and Exchange Commission by Shuffle Master, Inc. ("Shuffle Master" or the "Company"), a Minnesota corporation, on July 14, 2008 and amended by Amendment No. 1 to the Schedule TO-I, filed on July 25, 2008 ("Amendment No. 1"), in connection with Shuffle Master's offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2008 (the "Offer to Purchase"), and the Letter of Transmittal, dated July 14, 2008 (the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), any and all of Shuffle Master's outstanding 1.25% Contingent Convertible Senior Notes Due 2024 (the "Notes").

Item 1.    Summary Term Sheet.

        Item 1 of Schedule TO-I is hereby amended and supplemented as follows:

        The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

          On August 11, 2008, the Company issued a press release announcing an increase in the purchase price of the Notes to $972.50 per $1,000.00 principal amount of the Notes, plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment, and an extension of the tender offer until 12:00 midnight, New York City time, on August 22, 2008. A copy of the press release is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.

        The section titled "Source and Amount of Funds" on page 13 of the Offer to Purchase is amended and restated in its entirety as follows:

          The maximum amount of funds required by us to purchase the Notes pursuant to the Offer is estimated to be approximately $146.6 million. In order to finance the Offer, we sold common stock pursuant to the Registration Statement, as amended (the "Common Stock Offering"), resulting in gross proceeds of approximately $86.25 million. In addition, we have entered into an amendment of our revolving credit facility (the "Revolving Credit Facility") to provide for a new term loan facility of $60,000,000 and no more than $80,000,000 and reduce the existing incremental availability by an equal amount (the "Term Loan Facility"). The amendment to the Revolving Credit Facility has been executed and delivered by (i) us; (ii) a sufficient number of lenders under the Revolving Credit Facility for the amendment to become effective; and (iii) Deutsche Bank Trust Company Americas, Wachovia Bank, National Association, KeyBank National Association and Union Bank of California, the committed lenders under the Term Loan Facility, with aggregate commitments of $65,000,000. Borrowings under the Term Loan Facility are subject to the satisfaction of certain conditions, including: (i) the payment of a fee of 0.50% of each consenting revolving lender's commitment; (ii) the sum of (x) the proceeds received by us pursuant to the Common Stock Offering (which closed on July 25, 2008) and (y) the aggregate amount of funds committed by the lenders under the Term Loan Facility equaling at least $135,000,000; (iii) pro forma domestic liquidity of more than $10,000,000, which we currently satisfy; and (iv) customary closing conditions for a facility of this type (including the accuracy in all material respects of all representations and warranties in, and the absence of any continuing default or event of default under, the Revolving Credit Facility, as amended). Upon the satisfaction of such conditions, we will be required to maintain a Total Leverage Ratio, as defined in the amendment, not exceeding 4.25 to 1 through April 30, 2009, 4:00 to 1 thereafter through April 30, 2010, 3.75 to 1 thereafter through April 30, 2011, and 3.50 to 1 thereafter. The Revolving Credit Facility requires us to maintain an Interest Expense Coverage Ratio, as defined therein, in excess of 3.0 to 1.0.

          The Term Loan Facility will mature on November 30, 2011 and bear interest at 2.75% over Base Rate, as defined in the Revolving Credit Facility, and 3.75% over LIBOR, as elected by us. The Term Loan Facility will have scheduled amortization payments of 0.25% of the principal every quarter starting with the quarter ending on January 31, 2009. The mandatory prepayment provisions will also require us to prepay the term loans with (i) up to 75% of our domestic excess cash flow or 50% of our worldwide excess cash flow, whichever is less (with step-downs based on total leverage); (ii) 100% of the proceeds of certain issuances of debt; and (iii) the proceeds of asset sales or recovery events in excess of $1,500,000, to the extent not reinvested. The obligations under the Revolving Credit Facility are guaranteed by each existing and future wholly-owned domestic subsidiary of ours that is not an immaterial subsidiary, and are secured by a first priority lien on substantially all of the assets of the Company and the guarantors, subject to permitted liens. Lenders under the Term Loan Facility will share in the collateral and guarantees supporting the Revolving Credit Facility and will receive the benefit of the covenants, representations and warranties already contained in the Revolving Credit Facility. The Revolving Credit Facility contains representations and warranties, affirmative and negative covenants (including but not limited to restrictions and limitations on acquisitions, incurrence of indebtedness, granting or incurrence of liens, dividends and other distributions in respect of our equity securities, investments, sales of assets, transactions with affiliates, mergers and dividends and other payments from subsidiaries) and events of default customary for a facility of this type, and the financial maintenance covenants described above.

          We intend to use the net proceeds from the Common Stock Offering and the net proceeds from borrowings under the Term Loan Facility to repurchase the Notes accepted for payment pursuant to the Offer. The consummation of the Offer is conditioned on, among other things, the receipt by us of at least $135.0 million in aggregate gross proceeds from the Common Stock Offering and borrowings under the Term Loan Facility (the "Financing Condition"). Because the Common Stock Offering has closed, satisfaction of the Financing Condition now requires only funding under the fully committed Term Loan Facility. If the aggregate gross proceeds from the Common Stock Offering and borrowings under the Term Loan Facility are insufficient to purchase all Notes accepted for payment pursuant to the Offer, including the payment of all fees and expenses related thereto, we expect to fund the remaining cash required from cash on hand and borrowings under the Revolving Credit Facility. See "Terms of the Offer—Conditions to the Offer."

Item 4.    Terms of the Transaction.

        Item 4 of the Schedule TO-I is hereby amended and supplemented by incorporating by reference the information contained in Item 1 above.

Item 7.    Source and Amount of Funds or Other Consideration.

        Item 7 of the Schedule TO-I is hereby amended and supplemented by incorporating by reference the information contained in Item 1 above.

Item 11.    Additional Information.

        Item 11 of Schedule TO-I is hereby amended and supplemented as follows:

        The section titled "Incorporation of Documents by Reference" on pages 26 and 27 of the Offer to Purchase is amended and restated in its entirety as follows:

          We are incorporating by reference certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this Statement. We incorporate by reference the following documents, which we have filed with the SEC:

      •
      our Tender Offer Statement on Schedule TO filed with the SEC on July 14, 2008, as amended on July 25, 2008;

      •
      our Registration Statement on Form S-1 filed on June 27, 2008 with the SEC, as amended by Amendment No. 1 to the Form S-1, filed on July 14, 2008, and Amendment No. 2 to the Form S-1, filed on July 21, 2008;

      •
      our Prospectus statement on Form 424B1 filed with the SEC pursuant to Rule 424(b)(1) on July 22, 2008;

      •
      the Indenture, dated as of April 21, 2004, between Shuffle Master and Wells Fargo Bank, N. A. (filed as exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004);

      •
      the Shareholder Rights Plan dated June 26, 1998 (filed as exhibit 4.1 to our Registration Statement on Form 8-A, filed July 10, 1998);

      •
      the Amendment No. 1 to Rights Agreement dated January 25, 2005 (filed as exhibit 4.2(A) to our Current Report on Form 8-K dated February 10, 2005);

      •
      the Amendment to Rights Agreement dated June 26, 2008 (filed as exhibit 4.1 to our Current Report on Form 8-K dated July 2, 2008);

      •
      The Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, the other Lenders party thereto from time to time, Deutsche Bank Securities Inc. and Wells Fargo Bank, N.A. (filed as exhibit 10.1 to our Current Report on Form 8-K, filed on December 6, 2006);

      •
      Amendment No. 1, dated as of April 5, 2007, to the Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, the other Lenders party thereto from time to time, Deutsche Bank Securities Inc. and Wells Fargo Bank, N.A. (filed as exhibit 10.1 to our Current Report on Form 8-K, filed April 6, 2007);

      •
      Amendment No. 2, dated as of July 14, 2008, to the Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, the other Lenders party thereto from time to time, Deutsche Bank Securities Inc. and Wells Fargo Bank, N.A. (filed as exhibit 10.28 to Amendment No. 1 to our Registration Statement on Form S-1, filed on July 14, 2008);

      •
      our Definitive Proxy Statement on Schedule 14A filed with the SEC on February 15, 2008;

      •
      our Annual Report on Form 10-K for the fiscal year ended October 31, 2007;

      •
      Amendment to our Annual Report on Form 10-K/A for the fiscal year ended October 31, 2007, filed with the SEC on July 8, 2008;

      •
      our Quarterly Reports on Form 10-Q for the fiscal quarters ended January 31 and April 30, 2008; and

      •
      our Current Reports on Form 8-K filed on November 5, 2007, November 9, 2007, January 11, 2008, January 15, 2008, January 24, 2008, March 6, 2008, March 20, 2008, May 29, 2008, June 13, 2008, July 2, 2008, July 11, 2008 and July 14, 2008.

          You may request a copy of these filings, at no cost to you, by writing or telephoning us at: Shuffle Master, Inc., 1106 Palms Airport Drive, Las Vegas, Nevada 89119-3730, attention: Jerome R. Smith, Senior Vice President and General Counsel, telephone: (702) 897-7150. If you request a copy of any or all of the documents incorporated by reference, we will send to you the copies you request. However, we will not send exhibits to the documents, unless the exhibits are specifically incorporated by reference in the documents. These documents are also available from the SEC's public reference room and Internet site referred to in the section titled "Where You Can Find More Information."

        Item 11(b) of Schedule TO-I is hereby amended and restated as follows:

  (b)
  Other Material Information.    The information contained in the Offer to Purchase and the Registration Statement, as amended, is hereby incorporated by reference.

Item 12.    Exhibits.

        Item 12 is hereby amended and restated as follows:

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated July 14, 2008.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	IRS Form W-9.
(a)(5)(A)	Registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission on June 27, 2008 as amended by Amendment No. 1 to the Form S-1, filed on July 14, 2008, and Amendment No. 2 to the Form S-1, filed on July 21, 2008 (incorporated by reference).
(a)(5)(B)	Press Release Regarding Offer, dated July 14, 2008 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed July 14, 2008).
(a)(5)(C)**	Press Release Regarding Closing of Equity Offering, dated July 25, 2008.
(a)(5)(D)***	Press Release Regarding Extension of Offer, dated August 11, 2008.
(b)(1)	Credit Agreement, dated November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Wells Fargo Bank, N.A. (incorporated by reference to exhibit 10.1 of our Current Report on Form 8-K, filed December 6, 2006).
(b)(2)	Amendment No. 1, dated April 5, 2007 to the Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, as Administrative Agent and the lenders party thereto (incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K, filed April 6, 2007).
(b)(3)	Amendment No. 2, dated July 14, 2008 to the Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, as Administrative Agent and the lenders party thereto (incorporated by reference to exhibit 10.28 to Amendment No. 1 to our Registration Statement on Form S-1, filed on July 14, 2008).
(d)(1)	Indenture, dated as of April 21, 2004, between Shuffle Master, Inc. and Wells Fargo Bank, N. A. relating to the 1.25% Contingent Convertible Senior Notes due 2024 (incorporated by reference to exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004).
(d)(2)	Shareholder Rights Plan dated June 26, 1998 (incorporated by reference to our Registration Statement on Form 8-A dated July 10, 1998).
(d)(3)	Amendment No. 1 to Rights Agreement dated January 25, 2005 (incorporated by reference to our Current Report on Form 8-K dated February 10, 2005).
(d)(4)	Amendment to Rights Agreement dated June 26, 2008 (incorporated by reference to our Current Report on Form 8-K dated July 2, 2008).
(d)(5)	Form of Lock-Up Agreement (incorporated by reference to exhibit 10.27 to Amendment No. 1 to our Registration Statement on Form S-1, filed July 14, 2008).
(g)	Not Applicable.
(h)	Not Applicable.

*
Previously filed with Schedule TO-I.

**
Previously filed with Amendment No. 1.

***
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Shuffle Master, Inc.
By:	/s/ MARK L. YOSELOFF Name: Mark L. Yoseloff Title: Chief Executive Officer

Dated: August 11, 2008

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated July 14, 2008.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	IRS Form W-9.
(a)(5)(A)
Registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission on June 27, 2008 as amended by Amendment No. 1 to the Form S-1, filed on July 14, 2008, and Amendment No. 2 to the Form S-1, filed on July 21, 2008 (incorporated by reference).
(a)(5)(B)	Press Release Regarding Offer, dated July 14, 2008 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed July 14, 2008).
(a)(5)(C)**	Press Release Regarding Closing of Equity Offering, dated July 25, 2008.
(a)(5)(D)***	Press Release Regarding Extension of Offer, dated August 11, 2008.
(b)(1)
Credit Agreement, dated November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Wells Fargo Bank, N.A. (incorporated by reference to exhibit 10.1 of our Current Report on Form 8-K, filed December 6, 2006).
(b)(2)
Amendment No. 1, dated April 5, 2007 to the Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, as Administrative Agent and the lenders party thereto (incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K, filed April 6, 2007).
(b)(3)
Amendment No. 2, dated July 14, 2008 to the Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, as Administrative Agent and the lenders party thereto (incorporated by reference to exhibit 10.28 to Amendment No. 1 to our Registration Statement on Form S-1, filed on July 14, 2008).
(d)(1)
Indenture, dated as of April 21, 2004, between Shuffle Master, Inc. and Wells Fargo Bank, N. A. relating to the 1.25% Contingent Convertible Senior Notes due 2024 (incorporated by reference to exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004).
(d)(2)	Shareholder Rights Plan dated June 26, 1998 (incorporated by reference to our Registration Statement on Form 8-A dated July 10, 1998).
(d)(3)	Amendment No. 1 to Rights Agreement dated January 25, 2005 (incorporated by reference to our Current Report on Form 8-K dated February 10, 2005).
(d)(4)	Amendment to Rights Agreement dated June 26, 2008 (incorporated by reference to our Current Report on Form 8-K dated July 2, 2008).
(d)(5)	Form of Lock-Up Agreement (incorporated by reference to exhibit 10.27 to Amendment No. 1 to our Registration Statement on Form S-1, filed July 14, 2008).
(g)	Not Applicable.
(h)	Not Applicable.

*
Previously filed with Schedule TO-I.

**
Previously filed with Amendment No. 1.

***
Filed herewith.

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Copy to: Kirk A. Davenport, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Phone: (212) 906-1200 Fax: (212) 751-4864
INTRODUCTORY STATEMENT
  Item 1. Summary Term Sheet.
  Item 4. Terms of the Transaction.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS